U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT No. 5
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                            B Y & C Management, Inc.
                 (Name of Small Business Issuer in its charter)


          Florida                                                52-2132622
(State or other jurisdiction                                  (I.R.S. Employer
of incorporation or organization)                            Identification No.)


23 Corporate Plaza, Suite 180, Newport Beach, California                92663
--------------------------------------------------------              ----------
(Address of principal executive offices)                              (Zip Code)


                    Issuer's telephone number: (949) 720-7320


Securities to be registered under Section 12(b) of the Act:


Title of Each Class                              Name of Each Exchange on which
to be so Registered:                             Each Class is to be Registered:

       None                                                   None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001                   Preferred Stock, Par Value $.001
(Title of Class)                                         (Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                                 Stepp Law Group
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

         Index to Registration Statement on Form 10-SB, Amendment No. 5


Item Number and Caption                                      Page
----------------------                                       ----

PART F/S

Financial Statements                                    F-1 through F-13


Signatures                                                   4

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a) Index to Financial Statements.                                   Page

1   Independent Auditor's Report                                     F-1

2   Audited Balance Sheets                                           F-2
    as of June 30, 2000

3   Audited Statement of Operations                                  F-3
    for the Years Ended June 30, 2000 and 1999
    and for the Period of Inception to June 30, 2000

4   Audited Statements of Stockholders'                              F-4
    Equity as of June 30, 2000

5   Audited Statements of Cash Flows                                 F-5
    for the Years Ended June 30, 2000 and 1999
    and for the Period of Inception to June 30, 2000

6   Notes to Financial Statements                              F-6 through F-8


7    Unaudited Balance Sheet                                         F-9
     as of September 30, 2000

8    Unaudited Statement of Operations                               F-10
     for the Period Ended September 30, 2000 and 1999
     and for the Period of Inception to September 30, 2000

9    Unaudited Statements of Stockholders'                           F-11
     Equity as of September 30, 2000

10   Unaudited Statements of Cash Flows                              F-12
     for the Period Ended September 30, 2000 and 1999
     and for the Period of Inception to September 30, 2000

11   Notes to Financial Statements                                   F-13

Board of Directors
B Y & C Management, Inc.


                          INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of B Y & C Management, Inc. (Company) as of June 30, 2000 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the years then ended June 30, 2000 and 1999 and from April 28, 1998 (inception) to June 30, 2000.. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit. As described in Note 6, the financial statements, subsequent to the issuance of the financial statements of the Company, were restated.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2000 and the results of its operations for the year then ended in conformity with generally accepted accounting principles.


                                 S/ Clyde Bailey
                                  Clyde Bailey
                           Certified Public Accountant


San Antonio, Texas
August 28, 2000
Except for Restated Financial Statements and Note 6, May 22, 2001

                            B Y & C Management Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet
                               As of June 30, 2000



                                   A S S E T S
                                   -----------

Current Assets
--------------
      Cash                                                   $          251
                                                            ----------------
             Total Current Assets                                                            251
                                                                               ------------------
             Total Assets                                                       $            251
                                                                               ==================

                              L I A B I L I T I E S
                              ---------------------
Current Liabilities
-------------------
      Taxes Payable                                                       -
                                                            ----------------

             Total Current Liabilities                                                         -
                                                                               ------------------
             Total Liabilities                                                                 -

      Commitments and Contingencies                                                            -

                      S T O C K H O L D E R S ' E Q U I T Y
                      -------------------------------------

Preferred Stock                                                                                -
    50,000,000 authorized shares, par value $.001
    no shares issued and outstanding

Common Stock                                                                               6,950
     100,000,000 authorized shares, par value $.001
     6,950,000 shares issued and outstanding

Additional Paid-in-Capital                                                                     -
Accumulated Deficit                                                                       (6,699)
                                                                               ------------------
             Total Stockholders' Equity (Deficit)                                            251
                                                                               ------------------
             Total Liabilities and Stockholders' Equity                         $            251
                                                                               ==================







                 The accompanying notes are integral part of the
                      consolidated financial statemtents.

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations

                                                                                                       Restated
                                                                                                       --------

                                                         ------------------------------------     ------------------
                                                                 For the Year Ended                 From 4/28/98
                                                                                                     (Inception)
                                                                       June 30                        to June 30
                                                         ------------------------------------     ------------------
                                                               2000               1999                  2000
                                                         -----------------  -----------------     ------------------
Revenues:
---------
      Continuing education fees
      Membership dues                                                   -                  -                      -
                                                         -----------------  -----------------     ------------------
           Total Revenues                                 $             -    $             -       $              -

Expenses:
---------
      Consulting Services                                           2,350                  -                 56,226
      Depreciation Expense                                          1,073              4,290                  5,362
      Professional Fees                                                 -             35,879                 39,085
      Operating Expenses                                            9,122             16,746                 23,117
                                                         -----------------  -----------------     ------------------
           Total Expenses                                          12,545             56,915                123,790

           Net Income (Loss) from Operations              $       (12,545)   $       (56,915)      $       (123,790)

Other Income and Expenses:
--------------------------
      Other commission income                                           -             10,000                126,000
      Loss on Sale of Auto                                        (10,986)                                  (10,986)
      Gain on Sale of Investments                                   2,077                  -                  2,077
                                                         -----------------  -----------------     ------------------
           Loss before Income Taxes                               (21,454)           (46,915)                (6,699)

Provision for Income Taxes:
---------------------------
      Income Tax Benefit                                                -                  -                      -
                                                         -----------------  -----------------     ------------------
           Net Income (Loss)                              $       (21,454)   $       (56,915)      $         (6,699)
                                                         =================  =================     ==================

Basic and Diluted Loss Per Common Share                            (0.003)            (0.008)                (0.001)
                                                         -----------------  -----------------     ------------------

Weighted Average number of Common Shares                        6,950,000          6,950,000              6,950,000
used in per share calculations                           =================  =================     ==================






                 The accompanying notes are integral part of the
                       consolidated financial statemtents.

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity
                               As of June 30, 2000

                                                                                                  Restated
                                                                                                  --------

                                                      $0.001         Paid-In      Accumulated    Stockholders'
                                      Shares        Par Value        Capital        Deficit         Equity
                                   --------------  -------------  --------------  -------------  --------------

   Balance, April 28, 1998 (Inception)         -    $         -    $          -    $         -    $          -

   Stock Issuance *                    6,950,000          6,950               -                          6,950

   Net Income  (Loss)                                                                   61,670          61,670
                                   --------------  -------------  --------------  -------------  --------------

   Balance, June 30, 1998              6,950,000          6,950               -         61,670          68,620

   Net Income  (Loss)                                                                  (56,915)        (56,915)
                                   --------------  -------------  --------------  -------------  --------------

   Balance, June 30, 1999              6,950,000          6,950               -          4,755          11,705

   Net Income  (Loss)                                                                  (21,454)        (21,454)
                                   --------------  -------------  --------------  -------------  --------------

   Balance June 30, 2000               6,950,000    $     6,950    $          -    $   (16,699)   $     (9,749)
                                   ==============  =============  ==============  =============  ==============




    *   Retroactively Restated




                 The accompanying notes are integral part of the
                       consolidated financial statemtents.

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows

                                                                                                            Restated
                                                                                                            --------

                                                            ---------------------------------------    -----------------
                                                                      For the Year Ended                 From 4/28/98
                                                                                                          (Inception)
                                                                           June 30                         to June 30
                                                            ---------------------------------------    -----------------
                                                                  2000                 1999                  2000
                                                            ------------------  -------------------    -----------------
Cash Flows from Operating Activities:
-------------------------------------
      Net Income (Loss)                                      $        (21,454)    $        (56,915)      $       (6,699)
                                                                                                 .
      Changes in operating assets and liabilities:
              Depreciation                                              1,073                4,290                5,362
              Loss on Sale of Auto                                     10,986                                    10,986
              Gain on Sale of Investments                              (2,077)                                   (2,077)
              Stock issued for Services                                     -                    -                6,950
                                                            ------------------  -------------------    -----------------
              Total Adjustments                                         9,982                4,290               21,221
                                                            ------------------  -------------------    -----------------
Net Cash (Used in) Provided From  Operating Activities       $        (11,472)   $         (52,625)     $        14,522


Cash Flows from Investing Activities:
------------------------------------
      Sale of Auto                                                      5,100                                     5,100
      Purchase of Auto                                                                                          (21,448)
      Investments (Purchased) Sold                                      5,710               (3,633)               2,077
                                                            ------------------  -------------------    -----------------
Net Cash Used in Investing Activities                        $         10,810    $          (3,633)     $       (14,271)
                                                            ------------------  -------------------    -----------------


Cash Flows from Financing Activities:
------------------------------------
      Note Payable                                                          -                    -                    -
      Common Stock                                                          -                    -                    -
                                                            ------------------  -------------------    -----------------

Net Cash Provided for Financing Activities                   $              -    $               -      $             -
                                                            ------------------  -------------------    -----------------

Net Increase (Decrease) in Cash                              $           (662)   $         (56,258)     $           251

Cash Balance,  Begin Period                                               913               47,171                    -
                                                            ------------------  -------------------    -----------------
Cash Balance,  End Period                                    $            251    $             913      $           251
                                                            ==================  ===================    =================
Supplemental Disclosures:
      Cash Paid for interest                                 $              -    $               -      $             -
      Cash Paid for income taxes                             $              -    $               -      $             -
      Stock Issued for Services                              $              -    $               -      $         6,950







                 The accompanying notes are integral part of the
                       consolidated financial statemtents.

                            B Y & C Management, Inc.
                          Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies

Organization
B Y & C Management, Inc. ("the Company") was incorporated under the laws of the State of Florida on April 28, 1998 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 100,000,000 authorized common shares with a par value of $.001 per share and with 6,950,000 common shares issued and outstanding as of June 30, 2000. The Company has a total of 50,000,000 authorized shares of preferred stock with a par value of $.001 and no shares are outstanding. On June 27, 2000, the Company filed a Certificate of Amendment to the Articles of Incorporation with the Florida Corporation Commission to increase the authorized common shares to 100,000,000, authorize 50,000,000 in preferred shares, and change the par value to $.001. The Company has been mostly inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period other than the initial revenue of $126,000.

Fixed Assets
The Company has no fixed assets at this time. The Company did own an automobile that was purchased in June 1998. The automobile was depreciated over a five year life and sold to a related party in September 1999.

Federal Income Tax
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company has a net operating loss carryover of $6,699 that will expire in 2015.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            B Y & C Management, Inc.
                          Notes to Financial Statements


Note 1  -  Summary of Significant Accounting Policies (con't)

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The Company recognizes income as earned per SAB 101.

Earnings per Common Share
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

                            B Y & C Management, Inc.
                          Notes to Financial Statements


Note 2  -  Common Stock

In April of 1998, a total of 6,950 shares of stock were issued for consulting services to the founders of the Company. The stock was valued at $1.00 per share by the Company's Board of Directors as being the value of services provided and recorded as Consulting Services. On June 26, 2000, the Company approved a 1000/1 forward split of the common shares making the total shares outstanding as 6,950,000 as of June 30, 2000.

Note 3 - Other Income and Expenses

The Company earned was the negotiation and sale of land in Sarasota, Florida in December 1998 and January 1999. A total of $116,000 was earned Fransico Ametller (an unrelated party) from the sale of vacant land and $10,000 was earned from Allen Investments (an unrelated party) on a shopping center lease in Sarasota, Florida. The Company ceased any other real estate activity in January 1999.

The Company had acquired an automobile in June of 1998 for $21, 448. The automobile was sold for $5,100 in September of 1999 which resulted in a loss of $10,986.

Also, the Company had purchased 100 shares of stock from a Company by the name of "VAR" in March of 1999. The price of the stock was at $36 per share. The stock split three for one and sold in September of 1999 for $5,710 or $19.03 per share through an unrelated broker which resulted in a gain of $2,077.

Note 4  -  Related Parties

The Organization has no significant related party transactions and/or relationships any individuals or entities.

Note 5  -  Subsequent Events

In November of 2000 the Company issued to Bruce Younker (a related party) 15,000 shares of consulting services.

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                            B Y & C Management, Inc.
                          Notes to Financial Statements


Note 6 - Restated Financial Statements
An error was discovered in the Statement of Operations for the years ended June 30, 1999 and 2000. The amount of depreciation expense was incorrectly stated.

                                                 For the Year Ended

                                                       June 30
                                         --------------------------------------
                                                2000               1999
                                         --------------------------------------






Net Income (Original)                         (25,743)            (42,625)


Depreciation Expense Adjustment                 4,290              (4,290)


Adjusted Net Income                           (21,454)            (46,915)



The financial statements for the three months ended September 30, 1999 has been adjusted to include the $1,073 shown as depreciation expense and the loss on the sale of the auto of $ 10,986, and the gain on the sale of investments of $2,077 for the three months ended September 30, 1999. The loss was adjusted from $8,464 to $20,346 for the three months ended September 30, 1999.

The Statement of Operations, Statement of Cash Flows, and Statement of Stockholders' Equity have been marked as "Restated".

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet

                                                                    September 30              June 30
                                                                          2000                 2000
                                                                    ---------------------------------------
                                   A S S E T S
                                   -----------
                                                                           (Unaudited)            (Audited)
Current Assets
      Cash                                                               $     14,547        $         251

                                                                    ------------------   ------------------
             Total Current Assets                                              14,547                  251
                                                                    ------------------   ------------------

             Total Assets                                                $     14,547         $        251
                                                                    ==================   ==================

                              L I A B I L I T I E S
                              ---------------------

Current Liabilities
      Taxes Payable                                                                 -
                                                                    ------------------   ------------------

             Total Current Liabilities                                              -                    -
                                                                    ------------------   ------------------

             Total Liabilities                                                      -                    -

      Commitments and Contingencies                                                 -                    -

                      S T O C K H O L D E R S ' E Q U I T Y

Preferred Stock                                                                                          -
   50,000,000 authorized shares, par value $.001
   no shares issued and outstanding

Common Stock                                                                    7,020                6,950
  100,000,000 authorized shares, par value $.001
  7,020,000 and 6,950,000 shares issued and outstanding

Additional Paid-in-Capital                                                     69,930                    -
Accumulated Deficit                                                           (62,403)              (6,699)
                                                                    ------------------   ------------------

             Total Stockholders' Equity (Deficit)                              14,547                  251
                                                                    ------------------   ------------------

             Total Liabilities and Stockholders' Equity                  $     14,547         $        251
                                                                    ==================   ==================





The accompanying notes are an integral part of the consolidated finanical statements.

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations
                                   (Unaudited)


                                                                                                     Restated
                                                                                                     --------
                                                                                                  ------------------
                                                         ------------------------------------       From 4/28/98
                                                             For the Three Months Ended               (Initial)
                                                                   September 30                       to Sept 30
                                                         ------------------------------------     ------------------
                                                               2000               1999                  2000
                                                         -----------------  -----------------     ------------------
Revenues:

      Revenues                                                          -                  -                      -
                                                         -----------------  -----------------     ------------------
           Total Revenues                                   $           -      $           -        $             -

Expenses:
      Consulting Services                                           8,000              2,000                 64,226
      Depreciation                                                      -              1,073                  5,362
      Professional Fees                                            42,800                  0                 81,885
      Operating Expenses                                            4,904              8,464                 28,021
                                                         -----------------  -----------------     ------------------
           Total Expenses                                          55,704             11,537                179,494

           Net Loss from Operations                         $     (55,704)     $     (11,537)       $      (179,494)

Other Income and Expenses:

      Other Commission Income                                                                               126,000
      Loss on Sale of Auto                                              -            (10,986)               (10,986)
      Gain on Sale oif Investments                                      -              2,077                  2,077
                                                         -----------------  -----------------     ------------------
           Net Loss before Taxes                                  (55,704)           (20,446)               117,091

Provision for Income Taxes:

      Income Tax Benefit                                                -                  -                      -

           Net Loss                                        $      (55,704)     $     (20,446)       $       (62,403)
                                                         =================  =================     ==================


Basic and Diluted Earnings Per Common Share                        (0.008)            (0.003)                (0.009)
                                                         -----------------  -----------------     ------------------

Weighted Average number of Common Shares                        7,000,560          6,950,000              7,000,560
used in per share calculations                           =================  =================     ==================




The accompanying notes are an integral part of the consolidated finanical statements.

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity
                               As of June 30, 2000
                                   (Unaudited)


                                                                                                 Restated
                                                                                               ------------

                                                    $0.001         Paid-In      Accumulated    Stockholders'
                                    Shares        Par Value        Capital        Deficit         Equity
                                 --------------  -------------  --------------  -------------  --------------
   Balance, April 28, 1998                   -     $        -    $          -    $         -    $          -

   Stock Issuance *                  6,950,000          6,950               -              -           6,950

   Net Income  (Loss)                                                                 57,379          57,379
                                 --------------  -------------  --------------  -------------  --------------

   Balance, June 30, 1998            6,950,000          6,950               -         57,379          64,329

   Net Income  (Loss)                                                                (43,697)        (43,697)
                                 --------------  -------------  --------------  -------------  --------------
   Balance, June 30, 1999            6,950,000          6,950               -         13,682          20,632

   Net Income  (Loss)                                                                (20,381)        (20,381)
                                 --------------  -------------  --------------  -------------  --------------
   Balance June 30, 2000             6,950,000          6,950               -         (6,699)            251

   Shares Issued for Cash               65,000             65          64,935                         65,000

   Shares Issued for Services             5000              5           4,995                          5,000

   Net Income  (Loss)                                                                (55,704)        (55,704)
                                 ----------------------------------------------------------------------------

   Balance September 30, 2000        7,020,000        $ 7,020        $ 69,930      $ (62,403)       $ 14,547
                                 ============================================================================

                                                                                       62403
                                                                                   $       -



The accompanying notes are an integral part of the consolidated finanical statements.

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows

                                                      (Unaudited)

                                                                                                       Restated
                                                                                                     -------------

                                                      -----------------------------------------       From 4/28/98
                                                             For the Three Months Ended                (Initial)
                                                                   September 30                        to Sept 30
                                                      -----------------------------------------    -------------------
                                                             2000                 1999                    2000
                                                      ------------------- ---------------------    -------------------
Cash Flows from Operating Activities:
-------------------------------------
      Net Income (Loss)                                  $       (55,704)       $      (20,446)      $        (62,403)

      Changes in operating assets and liabilities:
               Depreciation                                            -                 1,073                  5,362
               Loss on Sale of Auto                                                     10,986                 10,986
               Gain on Sale on Investments                                              (2,077)                (2,077)
               Stock issued for Services                           5,000                     -                 11,950
                                                      ------------------- ---------------------    -------------------

               Total Adjustments                                   5,000                 9,982                 26,221
                                                      ------------------- ---------------------    -------------------

Net Cash Used in Operating Activities                    $       (50,704)       $      (10,464)      $        (36,182)


Cash Flows from Investing Activities:
-------------------------------------
      Sale of Auto                                                     -                 5,100                  5,100
      Purchase of Auto                                                                                        (21,448)
      Investments Sold                                                 -                 5,709                  2,077
                                                      ------------------- ---------------------    -------------------

Net Cash Used in Investing Activities                    $             -        $       10,809       $        (14,271)
                                                      ------------------- ---------------------    -------------------


Cash Flows from Financing Activities:
-------------------------------------
      Note Payable                                                     -                     -                      -
      Common Stock                                                65,000                     -                 65,000
                                                      ------------------- ---------------------    -------------------

Net Cash Provided for Financing Activities               $        65,000        $            -       $         65,000
                                                      ------------------- ---------------------    -------------------

Net Increase (Decrease) in Cash                          $        14,296        $          345       $         14,547

Cash Balance,  Begin Period                                          251                 1,004                      -
                                                      ------------------- ---------------------    -------------------

Cash Balance,  End Period                                $        14,547        $          659       $         14,547
                                                      =================== =====================    ===================


Supplemental Disclosures:
      Cash Paid for interest                             $            -         $            -       $              -
      Cash Paid for income taxes                         $            -         $            -       $              -
      Stock Issued for Services                                   5,000                      -                  6,950





The accompanying notes are an integral part of the consolidated finanical statements.

                             B Y & C MANAGEMENT, INC.
                            ------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               September 30, 2000
                               ------------------
                                   (Unaudited)
                                   -----------


NOTE 1 - DESCRIPTION OF DEVELOPMENT STAGE ACTIVITIES

         B Y & C Management, Inc. (the "Company") was incorporated on April 28, 1998 in the state of Florida. The Company is an Internet based association of property management professionals and licensed real estate brokers and agents that intends to provide continuing education classes, to promote the adoption of national standardized policies and procedures, and to develop certification programs for its membership community. The Company has been in the development stage since its inception.

        The Company has incurred an operating loss from inception through September 30, 2000 and has an accumulated deficit of $62,403. The Company's cash was provided primarily from the issuance of 65,000 shares of common stock. Management expects that the Company will be out of the development stage in 2002.


NOTE 2 - BASIS OF PRESENTATION

         The unaudited financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 301(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2000 and 1999 and cumulative since inception (April 28, 1998 through September 30, 2000) are not necessarily indicative of the results that may be expected for the fiscal years ended June 30, 2000 and 2001. For further information, the statements should be read in conjunction with the financial statements and notes thereto included in the Company's registration statement on Form SB-2, as amended.

         Shares of common stock issued by the Company for other than cash have been assigned amount equivalent to the fair value of the service or assets received in exchange.

         Start-up and organization costs are recorded in accordance with the provisions of Statement of Position 98-5, "Reporting Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires that the costs of start-up activities, including organization costs, be expensed as incurred.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

        The Company, from time to time, may be subject to legal proceedings and claims that arise in the ordinary course of its business. Currently, the Company is not subject to any legal proceedings or other claims.

SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California, on July 18, 2001.


                                       B Y & C, Management, Inc.,
                                       a Florida corporation


                                       By:  /s/ Robert Younker
                                            ------------------------------
                                            Robert Younker
                                       Its: President, Director






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